UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2015

Commission File Number 001-14622

CGG

(Translation of registrant’s name into English)

Tour Maine Montparnasse

33, avenue du Maine

75015 Paris

France

(33) 1 64 47 45 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

This report on Form 6-K/A is being submitted to correct the table in Item 2: “Reconciliation of EBITDAS to U.S. GAAP (unaudited)” in our report on Form 6-K submitted to the Securities and Exchange Commission on November 5, 2015 with our financial condition and results as of and for the three months and nine months ended September 30, 2015, which erroneously indicated the amount for “cancellation of IFRS capitalization of development costs” as U.S.$13.8 million for the nine months ended September 30, 2015, rather than U.S.$29.1 million as shown in the corrected table below.

	Nine months ended September 30,
In millions of U.S.$	2015	2014
EBITDAS as reported	341.7	486.5
Actuarial gains (losses) on pension plan	—	—
Cancellation of IFRS capitalization of development costs	(29.1)	(41.2)

EBITDAS according to U.S. GAAP	312.6	445.3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

C G G

(Registrant)

By:	/s/ Stéphane-Paul Frydman
Stéphane-Paul Frydman
Chief Financial Officer

Date: November 12, 2015